Exhibit (a)(1)(xvi)

Supplement No. 1 to

Amended and Restated Offer to Exchange Shares of Common Stock and Cash

by

CELL THERAPEUTICS, INC.

for

Any and All of its Outstanding

Convertible Notes Described in the Table Below

for Shares of its Common Stock

Plus a Cash Payment

Plus Accrued and Unpaid Interest Thereon to Be Paid in Cash

Title of Securities	Outstanding Principal Amount	CUSIP	Maturity
4% Convertible Senior Subordinated Notes due 2010	$55,150,000	150934AF4	07/01/2010
5.75% Convertible Senior Notes due 2011	$23,000,000	150934AL1 & 150934AM9	12/15/2011
6.75% Convertible Senior Notes due 2010	$7,000,000	150934AH0 & 150934AG2	10/31/2010
7.5% Convertible Senior Notes due 2011	$33,458,000	150934AK3 & 150934AJ6	04/30/2011
9.0% Convertible Senior Notes due 2012	$335,000	150934AN7	03/04/2012

THE EXCHANGE OFFERS HAVE BEEN AMENDED AND RESTATED AND EXTENDED.

THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JUNE 16, 2009,

UNLESS THE EXCHANGE OFFERS ARE FURTHER EXTENDED.

This Supplement No. 1 to Amended and Restated Offer to Exchange (this “Supplement”) supplements and amends the Amended and Restated Offer to Exchange, dated June 2, 2009 (as amended hereby and as it may be further supplemented or amended from time to time, the “Offer to Exchange”), of Cell Therapeutics, Inc., a Washington corporation (the “Company”). Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offer to Exchange.

The Company is amending the Offer to Exchange to include summary historical consolidated financial data in the section entitled “Summary Term Sheet.”

The Expiration Date of each Exchange Offer has not been extended.

Amendment to the Offer to Exchange

The Offer to Exchange is hereby amended and supplemented to include the following text immediately before the heading “Comparison of the Notes and the Common Stock” in the section entitled “Summary Term Sheet”:

Summary Historical Consolidated Financial Data

The following tables set forth summary historical financial information for our Company on a consolidated basis that is derived from and should be read in conjunction with our: (i) unaudited financial statements as of and for the three months ended March 31, 2008 and 2009, which are incorporated by reference into this Offer to Exchange; (ii) audited financial statements for the fiscal years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008, which are incorporated by reference into this Offer to Exchange; and (iii) audited financial statements for the fiscal years ended December 31, 2004 and 2005 and as of December 31, 2004, 2005 and 2006, which are not incorporated by reference into this Offer to Exchange. The summary historical financial information presented may not be indicative of our future performance. In addition, our results for the three months ended March 31, 2009 are not necessarily indicative of results to be expected for the entire fiscal year ending December 31, 2009.

The summary historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report on Form 10-K for the fiscal year ended December 31, 2008 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2009, and in conjunction with our financial statements and the corresponding notes, which are incorporated by reference in this Offer to Exchange. See “Available Information” and “Incorporation of Documents by Reference.”

The pro forma summary historical financial information gives effect to certain transactions as if such transactions were consummated on the date or at the beginning of the period indicated as described in the section “Unaudited Pro Forma Financial Data,” including the transactions contemplated by (i) the Exchange Offers, assuming 100% of the outstanding aggregate principal amount of Notes are tendered and cancelled pursuant to the Exchange Offers, and (ii) the Private Placement. The pro forma summary historical financial information does not give effect to certain transactions described in the section “Unaudited Pro Forma Financial Data.” The pro forma summary historical financial information is for informational purposes only, is not an indication of future performance, and should not be considered indicative of actual results that would have been achieved had such transactions been consummated on the dates or at the beginning of the period presented.

								Pro Forma
	Year ended December 31,					Three months ended March 31,		Three months ended March 31,
	2004	2005	2006	2007	2008	2008	2009	2009
						(unaudited)
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Product sales	$26,626	$14,599	$—	$47	$11,352	$3,374	$—	$—
License and contract revenue	2,968	1,493	80	80	80	20	20	20

Total revenues	29,594	16,092	80	127	11,432	3,394	20	20

Operating expenses, net:
Cost of product sold	1,104	518	—	49	3,244	890	—	—
Research and development	101,127	68,767	61,994	72,019	51,614	15,855	7,956	7,956
Selling, general and administrative	78,522	61,717	35,303	35,316	41,445	11,210	8,874	8,874
Amortization of purchased intangibles	2,294	1,254	792	913	1,658	397	—	—
Gain on sale of Zevalin(1)	—	—	—	—	(9,444)	—	—	—
Gain on sale of investment in joint venture	—	—	—	—	—	—	(10,244)	(10,244)
Acquired in-process research and development(2)	87,375	—	—	24,615	36	—	—	—
Restructuring charges and related asset impairments(3)	—	12,780	591	201	162	—	—	—
Gain on divestiture of TRISENOX(4)	—	(71,211)	—	—	—	—	—	—

Total operating expenses, net	270,422	73,825	98,680	133,113	88,715	28,352	6,586	6,586

Loss from operations	(240,828)	(57,733)	(98,600)	(132,986)	(77,283)	(24,958)	(6,566)	(6,566)

Other income (expense):
Investment and other income, net	1,636	2,588	2,866	2,430	549	260	34	34
Interest expense	(10,019)	(14,283)	(8,852)	(8,237)	(8,559)	(1,985)	(1,617)	(1,617)
Amortization of debt discount and issuance costs	(969)	(2,263)	(10,977)	(4,280)	(66,530)	(10,944)	(4,851)	(4,851)
Foreign exchange gain (loss)	(2,118)	8	1,877	4,657	3,637	(2,237)	41	41
Make-whole interest expense	—	(1,013)	(24,753)	(2,310)	(70,243)	(7,781)	(6,345)	(6,345)
Gain on derivative liabilities	—	236	6,024	3,672	69,739	11,744	5,622	5,622
Gain (loss) on exchange of convertible notes	—	—	7,978	(972)	(25,103)	(2,295)	—	9,059 (6)
Debt conversion expense	—	(23,608)	—	—	—	—	—	—
Write-off of financing arrangement costs	—	—	—	—	(2,846)	—	—	—
Equity loss from investment in joint venture	—	—	—	—	(123)	—	(1,204)	(1,204)
Settlement expense	—	—	(11,382)	(160)	(3,393)	—	(170)	(170)
Loss on extinguishment of royalty obligation	—	(6,437)	—	—	—	—	—	—

Net Loss before noncontrolling interest	(252,298)	(102,505)	(135,819)	(138,186)	(180,155)	(38,196)	(15,056)	(5,997)
Noncontrolling interest	—	—	—	78	126	32	89	89

Net loss attributable to the Company	$(252,298)	$(102,505)	$(135,819)	$(138,108)	$(180,029)	$(38,164)	$(14,967)	$(5,908)
Preferred stock beneficial conversion feature	—	—	—	(9,549)	(1,067)	—	—	—
Gain on restructuring of preferred stock	—	—	—	—	—	—	2,116	2,116
Preferred stock dividends	—	—	—	(648)	(662)	(242)	(23)	(23)
Deemed dividends on conversion of preferred stock	—	—	—	—	(21,149)	(16,198)	(250)	(250)

Net loss attributable to common shareholders	$(252,298)	$(102,505)	$(135,819)	$(148,305)	$(202,907)	$(54,604)	$(13,124)	$(4,065)

Basic and diluted net loss per common share(5)	$(186.75)	$(63.51)	$(48.39)	$(32.75)	$(7.00)	$(7.68)	$(0.05)	$(0.01)

Shares used in calculation of basic and diluted net loss per common share	1,351	1,614	2,807	4,529	28,967	7,107	285,525	356,001 (7)

	December 31,						Pro Forma
	2004	2005	2006	2007	2008	March 31, 2009	March 31, 2009
						(unaudited)
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents, securities available-for-sale and interest receivable	$116,020	$69,067	$54,407	$18,392	$10,680	$748	$2,643	(17)
Restricted cash(8)	—	25,596	—	—	6,640	—	—
Working capital	93,813	76,288	30,166	(30,909)	(13,962)	—	—
Total assets	184,996	155,440	101,821	73,513	64,243	$42,933	$44,828
10% Convertible senior notes(9)	—	—	—	—	19,784	—	—
9% Convertible senior notes(10)	—	—	—	—	4,104	252	—	(18)
7.5% Convertible senior notes(11)	—	—	48,186	32,220	32,601	32,695	—	(18)
6.75% Convertible senior notes(12)	—	79,046	6,945	6,922	6,926	6,931	—	(18)
5.75% Convertible senior notes(13)	—	—	—	23,287	23,808	24,002	—	(18)
5.75% Convertible senior subordinated notes(14)	85,459	66,929	27,407	16,907	—	—	—
4.0% Convertible senior subordinated notes(15)	75,000	55,150	55,150	55,150	55,150	55,150	—	(18)
5.75% Convertible subordinated notes(16)	29,640	29,640	28,490	2,910	—	—	—
Series A 3% Convertible preferred stock	—	—	—	5,188	417	76	76
Series B 3% Convertible preferred stock	—	—	—	11,881	4,031	—	—
Series C 3% Convertible preferred stock	—	—	—	6,229	3,221	—	—
Series D 7% Convertible preferred stock	—	—	—	2,938	734	734	734
Royalty obligation	25,123	—	—	—	—	—	—
Other long-term obligations, less current portion	6,363	7,326	4,667	9,879	2,907	1,836	1,836
Accumulated deficit	(722,784)	(825,289)	(961,108)	(1,109,413)	(1,312,320)	(1,325,444)	(1,316,385)
Total shareholders’ deficit	(70,708)	(107,097)	(101,604)	(134,125)	(132,061)	(115,984)	3,909

(1)	The gain on sale of Zevalin for the year ended December 31, 2008 related to the gain recognized, net of transaction costs, on the sale of Zevalin to RIT Oncology, our 50/50 joint venture with Spectrum. As of March 9, 2009, we are engaged in the process of selling our 50% interest in RIT Oncology to Spectrum.
(2)	The 2007 amount represents the value of SM’s and Zevalin’s purchased technology which had not reached technological feasibility at the time of the acquisitions. Acquired IPRD for SM was $21.4 million and was related to brostallicin. Acquired IPRD for Zevalin was $3.2 million related to label expansions for indications not approved by the FDA. The 2004 amount represents the value of Novuspharma’s research and development projects and technologies which had no alternative use and which had not reached technological feasibility as of January 1, 2004, the effective date of the merger between us and Novuspharma.
(3)	The 2005 amount represents costs related to our 2005 restructuring activities which includes excess facilities charges of $7.1 million, employee separation costs of $3.5 million, lease termination payments of $1.2 million and restructuring related asset impairment charges of $1.0 million. The 2008, 2007 and 2006 balances represent adjustments to these amounts.
(4)	Amount represents the gain recognized on the divestiture of TRISENOX and certain proteasome assets to Cephalon as well as transition services provided to Cephalon related to TRISENOX and proteasome assets.
(5)	See Notes 1 and 16 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares and net loss per share.
(6)	Estimated gain on repurchase of Notes pursuant to the Exchange Offers based on the June 2, 2009 closing price of $1.72 per share of our Common Stock on the NASDAQ Capital Market, net of the estimated portion of transaction costs of approximately $0.3 million related to the cash consideration for the Exchange Offers.
(7)	The pro forma share and basic net loss per common share data was prepared using 16.0 million shares of Common Stock issued in connection with the Private Placement and an estimated 54.5 million shares of Common Stock to be issued in the Exchange Offers assuming the maximum principal amount of outstanding Notes sought by us in each Exchange Offer is tendered in each Exchange Offer.
(8)	The 2008 amount represents cash held in escrow to fund potential make-whole payments on certain of our convertible senior notes. The 2005 amount represents approximately $24.6 million held in escrow to fund potential redemptions of up to 30% of the aggregate amount of our 6.75% convertible senior notes and approximately $1.0 million held in connection with the liquidation of Cell Therapeutics (Ireland) Holding Limited.
(9)	The 10% convertible senior notes are convertible into shares of our Common Stock at a conversion rate of 7.29927 shares of Common Stock per $1.00 principal amount of the notes, which is equivalent to a conversion price of approximately $0.137 per share.
(10)	The 9% convertible senior notes are convertible into shares of our Common Stock at a conversion rate of 70.922 shares of Common Stock per $1,000 principal amount of the notes, which is equivalent to a conversion price of approximately $14.10 per share.
(11)	The 7.5% convertible senior notes are convertible into shares of our Common Stock at a conversion rate of 11.96298 shares of Common Stock per $1,000 principal amount of the notes, which is equivalent to a conversion price of approximately $83.59 per share. The 2006 amount includes $2.3 million which is included in current portion of derivative liability.
(12)	The 6.75% convertible senior notes are convertible into shares of our Common Stock at a conversion rate of 9.50925 shares of Common Stock per $1,000 principal amount of the notes, which is equivalent to a conversion price of approximately $105.16 per share.
(13)	The 5.75% convertible senior notes are convertible into shares of our Common Stock at a conversion rate of 33.33333 shares of Common Stock per $1,000 principal amount of the notes, which is equivalent to a conversion price of approximately $30.00 per share.

(14)	The 5.75% convertible senior subordinated notes were convertible in shares of our Common Stock at a conversion rate of 2.5 shares of Common Stock per $1,000 principal amount of the notes, which is equivalent to a conversion price of $400.00 per share. These notes matured in June 2008.
(15)	The 4.0% convertible senior subordinated notes are convertible into shares of our Common Stock at a conversion rate of 1.85185 shares of Common Stock per $1,000 principal amount of the notes, which is equivalent to a conversion price of approximately $540.00 per share.
(16)	The 5.75% convertible subordinated notes were convertible in shares of our Common Stock at a conversion rate of 0.7353 shares of Common Stock per $1,000 principal amount of the notes, which is equivalent to a conversion price of $1,360.00 per share. These notes matured in June 2008.
(17)	Cash balance adjusted for gross proceeds received in connection with the Private Placement, and estimated cash consideration for Notes exchanged in the Exchange Offers based on $134.50 cash per $1,000 principal amount of Notes and an estimated $2.1 million accrued and unpaid interest on Notes exchanged in the Exchange Offers paid in cash.
(18)	Based on the tender and cancellation of 100% of the outstanding aggregate principal amounts of the Notes pursuant to the Exchange Offers.

Amended and Restated Letter of Transmittal

Holders wishing to tender Notes in any of the Exchange Offers should continue to use the Amended and Restated Letter of Transmittal provided by the Company and filed as Exhibit (a)(1)(xii) to Amendment No. 7 to Schedule TO filed with the Securities and Exchange Commission on June 3, 2009.

Holders that have previously validly tendered (and not withdrawn) Notes pursuant to the Exchange Offer related to such Notes are not required to take any further action to receive the Exchange Consideration for the Exchange Offer related to such Notes. Holders that wish to withdraw their Notes from any Exchange Offer must follow the procedures set forth in Section 7 of the Offer to Exchange, “Withdrawal of Tenders.”

Except as set forth in this Supplement, the terms and conditions of the Exchange Offers remain as set forth in the Offer to Exchange and the Amended and Restated Letter of Transmittal. This Supplement should be read in connection with the Offer to Exchange and the Amended and Restated Letter of Transmittal.

CELL THERAPEUTICS, INC.

June 4, 2009

The Depositary for the Exchange Offers is:

U.S. BANK NATIONAL ASSOCIATION

By Regular, Registered or Certified Mail; Hand or Overnight Delivery:	By Facsimile for Eligible (Institutions only):

U.S. Bank National Association West Side Flats Operations Center 60 Livingston Avenue St. Paul, MN 55107 Attn: Lori Buckles, Specialized Finance (Cell Therapeutics, Inc.)	(651) 495-3520 Attn: Lori Buckles, Specialized Finance Fax cover sheets should provide a call back phone number and request a call back, upon receipt. Confirm Receipt by Calling: (651) 495-3520

For Information Call: (651) 495-4738

Any questions or requests for assistance may be directed to the Information Agent or the Financial Advisor at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Exchange, the Letter of Transmittal or related documents may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchanges.

The Information Agent for the Exchange Offers is:

GEORGESON INC.

199 Water Street, 26th Floor

New York, NY 10038

Please call toll-free (800) 457-0759

or (212) 440-9800 (collect)

The Financial Advisor for the Exchange Offers is:

PIPER JAFFRAY & CO.

345 California Street, Suite 2400

San Francisco, California 94104

Attn: Sarah Horn

(877) 371-5212 (toll free) or (415) 984-5118 (collect)